UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Intellia Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45826J105

(CUSIP Number)

Scott Brown

General Counsel

Novartis Institutes for BioMedical Research, Inc.

250 Massachusetts Avenue

Cambridge, MA 02139

(617) 871-8000

With a copy to:

David M. Lynn

G. Scott Lesmes

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW, Suite 6000

Washington, D.C. 20006

(202) 887-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis Institutes for BioMedical Research, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,573,658

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,573,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,573,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.48%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 35,996,265 shares of Common Stock, par value $0.0001 per share, outstanding as of May 11, 2016 upon the closing of the Issuer’s initial public offering and the concurrent private placements, as reported in the Issuer’s prospectus dated May 5, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”) after giving effect to the additional 900,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,573,658

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,573,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,573,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.48%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 35,996,265 shares of Common Stock, par value $0.0001 per share, outstanding as of May 11, 2016 upon the closing of the Issuer’s initial public offering and the concurrent private placements, as reported in the Final Prospectus filed with the SEC on May 6, 2016 pursuant to Rule 424(b)(4) of the Securities Act after giving effect to the additional 900,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Intellia Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 130 Brookline Street, Suite 201, Cambridge, Massachusetts 02139.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Novartis Institutes for BioMedical Research, Inc. (“NIBRI”) and Novartis AG (“Novartis”). NIBRI and Novartis are hereinafter collectively referred to as the “Reporting Persons.”

(b) The principal business address of NIBRI is 250 Massachusetts Avenue, Cambridge, MA 02139.  The principal business address of Novartis is Lichtstrasse 35, CH-4056 Basel, Switzerland.

(c) NIBRI is a company organized under the laws of the State of Delaware and is a wholly-owned indirect subsidiary of Novartis. NIBRI is a research organization that works to discover innovative medicines that treat disease and improve human health.

Novartis is a corporation organized under the laws of Switzerland and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products, led by innovative pharmaceuticals. Novartis is the 100% indirect owner of NIBRI.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3.  Source and Amount of Funds or Other Consideration

NIBRI acquired 4,761,905 of the Issuer’s Class A-1 Preferred Units, 2,666,666 of the Issuer’s Class A-2 Preferred Units and 761,905 shares of the Issuer’s Series B preferred stock at various times between September 2014 and August 2015.  On August 20, 2015, the Issuer completed a series of transactions pursuant to which Intellia Therapeutics, LLC, its former sole stockholder and holding company parent, merged with and into the Issuer, and the Issuer continued to exist as the surviving corporation (the “Reorganization”). In connection with the Reorganization, NIBRI’s preferred units were exchanged for shares of preferred stock on a one-for-one basis. Such shares of preferred stock automatically converted to shares of Common Stock on a one-for-0.6465903 basis upon the closing of the Issuer’s initial public offering without payment of consideration.  On May 11, 2016, NIBRI acquired 277,777 shares of Common Stock in a private placement concurrent with the closing of the Issuer’s initial public offering at a price per share equal to the public offering price of $18.00 per share.

The source of funds for the purchases of the Issuer’s securities was working capital of NIBRI.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is herein incorporated by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. NIBRI is a wholly-owned indirect subsidiary of Novartis.

Based on the 35,996,265 shares of the Issuer’s common stock outstanding as of May 11, 2016 upon the closing of the Issuer’s initial public offering and the concurrent private placements, as reported in the Final Prospectus, and after giving effect to the additional 900,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option, the Common Stock held by the Reporting Persons constitutes 15.48% of the outstanding shares of Common Stock of the Issuer.

Novartis, as the parent company of NIBRI, may be deemed to beneficially own all of the shares of Common Stock held directly by NIBRI.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference.  Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 20, 2015, the Issuer, NIBRI and the other stockholders party thereto entered into an investors’ rights agreement (the “Original Investors’ Rights Agreement” and, together with Amendment No. 1 to the Original Investors’ Rights Agreement, dated April 11, 2016, and Amendment No. 2 to the Original Investors’ Rights Agreement, dated April 27, 2016, the “Investors’ Rights Agreement”), pursuant to which, among other things, (i) NIBRI has the right to require the Issuer to register the shares of Common Stock held by it under the Securities Act under specified circumstances, (ii) NIBRI has incidental registration rights, subject to specified exceptions, if the Issuer proposes to file a registration statement to register any of its securities under the Securities Act, either for the Issuer’s own account or for the account of any of its stockholders, other than pursuant to the demand registration rights described in clause (i) and other than pursuant to a Form S-4 or Form S-8, and (iii) the Issuer is required to pay all registration expenses, including registration fees, printing expenses, fees and disbursements of the Issuer’s counsel and accountants and reasonable fees and disbursements of one counsel representing any selling stockholders, other than any underwriting discounts and commissions, related to any demand or incidental registration.

In addition, NIBRI entered into a lock-up agreement (the “Lock-Up Agreement”) in connection with the Issuer’s initial public offering, pursuant to which NIBRI has agreed, for a period of 180 days after the initial public offering date set forth in the Final Prospectus, not to (i) offer, sell, pledge, contract to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, or require the Issuer to file with the SEC a registration statement under the Securities Act to register, any shares of the Issuer’s Common Stock or any securities convertible into, exercisable for or exchangeable for the Issuer’s Common Stock, whether any such transaction is to be settled by delivery of shares of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to enter into any such transaction, or (ii) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of the Issuer’s Common Stock, whether any such transaction is to be settled by delivery of shares of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to enter into any such transaction.

The Issuer entered into a Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”) with NIBRI, pursuant to which NIBRI agreed to purchase $5.0 million of the Company’s Common Stock in a private placement concurrent with the completion of the initial public offering at a price per share equal to the public offering price.  The 277,777 shares of the Company’s Common Stock NIBRI acquired from the Issuer, based upon the public offering price of $18.00 per share, were exempt from registration under Section 4(a)(2) of the Securities Act.

The above summaries of the Investors’ Rights Agreement, the Lock-Up Agreement and the Common Stock Purchase Agreement (collectively, the “Agreements”) are qualified by reference to such descriptions and the full texts of the Agreements, which are filed as exhibits to this Schedule 13D and herein incorporated by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated May 9, 2016 among the Reporting Persons.
2

Form of Lock-Up Agreement entered into by and among the Issuer, the Representatives of the Underwriters and Novartis Institutes for BioMedical Research, Inc. (incorporated by reference to Exhibit D of Exhibit 1.1 of the Issuer’s registration statement on Form S-1/A (File No. 333-210689), filed on April 27, 2016).

3	Investors’ Rights Agreement among the Issuer, Novartis Institutes for BioMedical Research, Inc. and the other stockholders party thereto, dated August 20, 2015 (incorporated by reference to

Exhibit 4.1 of the Issuer’s registration statement on Form S-1 (File No. 333-210689), filed on April 11, 2016).
4

Amendment No. 1 to Investors’ Rights Agreement among the Issuer, Novartis Institutes for BioMedical Research, Inc. and the other stockholders party thereto, dated April 11, 2016 (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1/A (File No. 333-210689), filed on April 12, 2016).

5

Amendment No. 2 to Investors’ Rights Agreement among the Issuer, Novartis Institutes for BioMedical Research, Inc. and the other stockholders party thereto, dated April 25, 2016 (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-1/A (File No. 333-210689), filed on April 27, 2016).

6

Common Stock Purchase Agreement dated April 26, 2016, by and between the Issuer and Novartis Institutes for BioMedical Research, Inc. (incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-210689), filed on April 27, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: May 11, 2016

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/ Scott Brown
	Name:	Scott Brown
	Title:	Vice President and General Counsel

NOVARTIS AG

By:	/s/ Christian Rehm
	Name:	Christian Rehm
	Title:	Authorized Signatory

By:	/s/ Daniel Weiss
	Name:	Daniel Weiss
	Title:	Authorized Signatory

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS INSTITUTES FOR BIOMEDICAL
RESEARCH, INC.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee; Head of Human Resources	Belgian

F. Michael (Mike) Ball	Member of the Executive Committee; Division Head and CEO, Alcon	Member of the Executive Committee; Division Head and CEO, Alcon	American

James (Jay) Bradner, M.D.	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee; President of the Novartis Institutes for BioMedical Research	American

Felix R. Ehrat, Ph.D.	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	Swiss

David Epstein	Member of the Executive Committee; Division Head and CEO, Novartis Pharmaceuticals	Member of the Executive Committee; Division Head and CEO, Novartis Pharmaceuticals	American

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Richard Francis	Member of the Executive Committee; Division Head and CEO, Sandoz	Member of the Executive Committee; Division Head and CEO, Sandoz	British

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Global Head, Drug Development and Chief Medical Officer	Member of the Executive Committee; Global Head, Drug Development and Chief Medical Officer	American

André Wyss	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Swiss

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean and Vice Chancellor for Academic Affairs at the Duke University School of Medicine	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois at Chicago	American

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Ton Buechner	Director	CEO and Chairman of the executive board of Akzo Nobel N.V., a multinational manufacturer of paints, performance coatings and specialty chemicals based in the Netherlands	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director

Director of Dunelm Group plc, a home furnishings retailer based in the U.K.; director of Delhaize Group, a food retailer based in Belgium; and a director and member of the supervisory board of Corbion NV, a Netherlands-based company active in the field of food ingredients and biochemicals

British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV	American

Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Partner at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences

American

William T. Winters	Director	CEO and director of Standard Chartered, a banking and financial services company based in London	British

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Institutes for BioMedical Research, Inc. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Institutes for BioMedical Research, Inc. and (ii) the business address of each director and executive officer for Novartis Institutes for BioMedical Research, Inc. is 250 Massachusetts Avenue, Cambridge, MA 02139, USA.

Name	Relationship to Novartis Institutes for BioMedical Research, Inc.	Present Principal Occupation	Citizenship
James (Jay) Bradner, M.D.	Chairman of the NIBR Executive Committee; Vice Chairman of the Board of Directors; President of NIBR	Member of the Novartis AG Executive Committee; President of NIBR; Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland	American

Evan Beckman, M.D.	Member of the NIBR Executive Committee; Global Head of Translational Medicine	Member of the NIBR Executive Committee; Global Head of Translational Medicine	American

Karin Briner, Ph.D.	Member of the NIBR Executive Committee; Head of Global Discovery Chemistry	Member of the NIBR Executive Committee; Head of Global Discovery Chemistry	Swiss

Scott Brown	Member of the NIBR Executive Committee; Vice President and General Counsel	Member of the NIBR Executive Committee; Vice President and General Counsel	American

Donald Ganem, M.D.	Member of the NIBR Executive Committee; Vice President and Global Head of Infectious Diseases	Member of the NIBR Executive Committee; Vice President and Global Head of Infectious Diseases; Novartis Institutes for BioMedical Research, 5300 Chiron Way, Emeryville, CA 94608	American

Name	Relationship to Novartis Institutes for BioMedical Research, Inc.	Present Principal Occupation	Citizenship
John Hastewell, D. Phil.	Member of the NIBR Executive Committee; Head of Research Cambridge and Global Head of Biologics	Member of the NIBR Executive Committee; Head of Research Cambridge and Global Head of Biologics	American

Christian Klee	Member of the NIBR Executive Committee; Chief Financial Officer; Chief Operating Officer	Member of the NIBR Executive Committee; Chief Financial Officer; Chief Operating Officer, NIBR	Swiss

Dhavalkumar Patel, M.D., Ph.D.	Member of the NIBR Executive Committee	Member of the NIBR Executive Committee; Head of Research, Europe, NIBR; Global Head Autoimmunity, Transplantation, and Inflammatory, NIBR; Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland	American

Jeffrey Porter, Ph.D.	Member of the NIBR Executive Committee; Vice President, Global Head of Developmental and Molecular Pathways	Member of the NIBR Executive Committee; Vice President, Global Head of Developmental and Molecular Pathways	American

Mark Sawyer	Member of the NIBR Executive Committee; Global Head of Human Resources	Member of the NIBR Executive Committee; Global Head of Human Resources	British

William R. Sellers, M.D.	Member of the NIBR Executive Committee; Vice President, Global Head of Oncology	Member of the NIBR Executive Committee; Vice President, Global Head of Oncology	American

Ann Taylor, M.D.	Member of the NIBR Executive Committee; Head of the Program Office	Member of the NIBR Executive Committee; Head of the Program Office	American

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors of Novartis AG; Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland	German

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer of Novartis AG; Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland	German

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated May 9, 2016 among the Reporting Persons.
2

Form of Lock-Up Agreement entered into by and among the Issuer, the Representatives of the Underwriters and Novartis Institutes for BioMedical Research, Inc. (incorporated by reference to Exhibit D of Exhibit 1.1 of the Issuer’s registration statement on Form S-1/A (File No. 333-210689), filed on April 27, 2016).

3

Investors’ Rights Agreement among the Issuer, Novartis Institutes for BioMedical Research, Inc. and the other stockholders party thereto, dated August 20, 2015 (incorporated by reference to Exhibit 4.1 of the Issuer’s registration statement on Form S-1 (File No. 333-210689), filed on April 11, 2016).

4

Amendment No. 1 to Investors’ Rights Agreement among the Issuer, Novartis Institutes for BioMedical Research, Inc. and the other stockholders party thereto, dated April 11, 2016 (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1/A (File No. 333-210689), filed on April 12, 2016).

5

Amendment No. 2 to Investors’ Rights Agreement among the Issuer, Novartis Institutes for BioMedical Research, Inc. and the other stockholders party thereto, dated April 25, 2016 (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-1/A (File No. 333-210689), filed on April 27, 2016).

6

Common Stock Purchase Agreement dated April 26, 2016, by and between the Issuer and Novartis Institutes for BioMedical Research, Inc. (incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-210689), filed on April 27, 2016).